UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                                   ----------

                   General Form for Registration of Securities
              of Small Business Issuers under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                        --------------------------------
                 (Name of Small Business Issuer in its Charter)

                    Idaho                                  83-0266517
                    -----                                  ----------
      (State or other jurisdiction of      (IRS Employer Identification Number)
      Incorporation or Organization)

               98 SE 7th Street, Deerfield Beach,           FL 33441
            --------------------------------------          --------
           (Address of Principal Executive Offices)        (Zip Code)

                                 (954) 421-6141
                                 --------------
                           (Issuer's Telephone Number)

        Securities to be registered under Section 12(b) of the Act: None Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
                          -----------------------------
                                (Title of Class)



                                Table of Contents
                                -----------------
             Part I
             Item 1.  Description of Business.....................................................................3

             Item 2. Management's Discussion and Analysisor Plan of Operation.....................................7

             Item 3. Description of Property......................................................................8

             Item 4. Security Ownership of Certain Beneficial
                     Owners and Management........................................................................9

             Item 5. Directors, Executive Officers, Promoters
                     and Control Persons.........................................................................10

             Item 6. Executive Compensation......................................................................11

             Item 7. Certain Relationships and Related Transactions..............................................11

             Item 8. Description of Securities...................................................................12

             Part II
             Item 1. Market Price of and Dividends on the Registrant's
                     Common Equity and Other Shareholder Matters.................................................14

             Item 2. Legal Proceedings...........................................................................15

             Item 3. Changes in and Disagreements with Accountants...............................................15

             Item 4. Recent Sales of Unregistered Securities.....................................................15

             Item 5. Indemnification of Directors and Officers...................................................16

             Part F/S
             Financial Statements................................................................................17

             Part III
             Item 1.  Description of Exhibits....................................................................32

             Signatures..........................................................................................33

THIS REGISTRATION STATEMENT CONTAINS CERTAIN FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES REFORM ACT OF 1995. THE REGISTRANT INTENDS THAT SUCH FORWARD LOOKING STATEMENTS BE SUBJECT TO THE SAFE HARBORS CREATED THEREBY. THESE FORWARD LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING (I) THE REGISTRANT'S RESEARCH AND DEVELOPMENT PLANS, MARKETING PLANS, CAPITAL AND OPERATIONS EXPENDITURES, AND RESULTS OF OPERATIONS; (II) POTENTIAL FINANCING ARRANGEMENTS; (III) POTENTIAL UTILITY AND ACCEPTANCE OF THE REGISTRANT'S EXISTING AND PROPOSED PRODUCTS; AND (IV) THE NEED FOR, AND AVAILABILITY OF, ADDITIONAL FINANCING.

THE FORWARD LOOKING STATEMENTS INCLUDED HEREIN ARE BASED ON CURRENT EXPECTATIONS AND INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. THESE FORWARD LOOKING STATEMENTS ARE BASED ON ASSUMPTIONS REGARDING THE REGISTRANT'S BUSINESS AND TECHNOLOGY WHICH INVOLVE JUDGMENTS WITH RESPECT TO, AMONG OTHER THINGS, FUTURE SCIENTIFIC, ECONOMIC, REGULATORY AND COMPETITIVE CONDITIONS, AND FUTURE BUSINESS DECISIONS, ALL OF WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND MANY OF WHICH ARE BEYOND THE CONTROL OF THE REGISTRANT. ALTHOUGH THE REGISTRANT BELIEVES THAT THE ASSUMPTIONS UNDERLYING THE FORWARD LOOKING STATEMENTS ARE REASONABLE, ANY OF THE ASSUMPTIONS COULD PROVE INACCURATE AND, THEREFORE, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE SET FORTH IN THE FORWARD LOOKING STATEMENTS. IN LIGHT OF THE SIGNIFICANT UNCERTAINTIES INHERENT IN THE FORWARD LOOKING INFORMATION CONTAINED HEREIN, THE INCLUSION OF SUCH INFORMATION SHOULD NOT BE REGARDED AS ANY REPRESENTATION BY THE REGISTRANT OR ANY OTHER PERSON THAT THE OBJECTIVES OR PLANS OF THE REGISTRANT WILL BE ACHIEVED.

                                     PART I

         To simplify the language in this Registration Statement, Enviro Voraxial Technology, Inc. and its subsidiary Florida Precision Aerospace, Inc. are referred to herein as "the Company" or "We."

Item 1.  Description of Business

(a) Business Development.

We were incorporated in Idaho on October 19, 1964, under the name Idaho Silver, Inc. From our inception through 1994, when we ceased operations, we were engaged in acquiring mining claims and exploring for silver and lead in Idaho. In May of 1996, we entered into an agreement and plan of reorganization with Florida Precision Aerospace, Inc., a Florida corporation ("FPA"), and the shareholders of FPA. FPA was incorporated in the State of Florida on February 26, 1993, under the name N.A.P., Inc. On February 4, 1994, N.A.P., Inc. changed its name to Florida Precision Aerospace, Inc.

Pursuant to this plan of reorganization, we acquired all of the issued and outstanding stock of FPA in exchange for 10,000,000 newly-issued shares of our common stock, or approximately 97% of the shares of our stock issued and outstanding upon the completion of the plan of reorganization. As a result of this reorganization, FPA became our wholly-owned subsidiary. Also pursuant to the plan of reorganization, we agreed to change our name to Enviro Voraxial Technology, Inc., to reverse split our common stock on a one share for ten shares basis, and to amend our Articles of Incorporation to increase our authorized shares to 50,000,000 shares of common stock, $.001 par value per share. At closing of the transaction, our then existing directors and executive officers resigned and were replaced by designees of FPA.

Once the plan of reorganization was complete, we acquired all of the assets of Richter Precision Systems, Inc. ("Richter Precision"), a Florida corporation, which included a patent on a voraxial separator. At the time of this acquisition, Albert DiBella was the majority shareholder of Richter Precision. To purchase the remaining shares outstanding in Richter Presicion, shares in the Company were issued to the remaining shareholder Harvey Richter. As a result, the assets of Richter became our property and Richter Precision was dissolved.

We have not been involved in any bankruptcy, receivership or similar proceeding.

(b) Business of Issuer.

The following is a description of our business. We operate our business through FPA, our wholly owned subsidiary. Since our business operates solely through FPA, references to our business and operations are to that of FPA unless otherwise specifically indicated.

Principal Products and Services and their Market.
We operate a high-precision engineering machine shop in Deerfield Beach, Florida, which designs, manufactures and assembles specialized components for the aerospace, automotive and health care industries through contract manufacturing. Our principal business is the design and manufacture of precision parts and components, particularly for the defense and space industries. We perform contract manufacturing services to both small and large customers. As of the date of this registration statement, our revenues have depended entirely on our contract manufacturing services.

We maintain no inventory of finished products not under order by a customer, as we begin our manufacturing once an order and corresponding specifications have been obtained from a customer. Typically, an entity seeking the manufacture of components will provide us with diagrams and specifications on a component. Once an order is placed with us, a deposit is paid. We complete any remaining design services needed and begin manufacturing the components for delivery pursuant to the contract or order terms. The components are delivered or picked up from the customer pursuant to the terms of their particular agreement with us.

Among the projects in which we have previously been involved are the production of specialized space navigational and guidance components for Allied Signal Aerospace and The Department of Defense, the production of gears for General Motors Corporation and New Venture Gear in design and assembly of automotive transmissions for several automobile lines, the production of speciality components for Baxter Health Care Corporation and Hughes Electronics, and the provision of engineering services to the General Motors/Volvo Heavy Truck Division. Through our experience with these projects and others, we have machined and assembled components such as high precision castings, precision tools and fixtures, berillium and ceramics, deep brazing, Computer Numerical Control (CNC) machining and tuning, and precision jig boring and assembly.

Distribution.
We manufacture our products at our Deerfield Beach, Florida facility. We function solely on a per project contractual basis with our customers, and therefore, maintain no inventory. We plan to increase our operations through the development and marketing of our product, the Voraxial Separator, which will also be manufactured and delivered on a per project contractual basis. To date we have not sold any voraxial separators and have no customer orders for such product. We have delivered one unit to a waste facility in South Florida to be used on a trial basis for thirty days, after which, arrangements will be made for either payment or return of the product.

New Products.
We obtained the patent to the voraxial separator in our acquisition of the assets of Richter Precision. Since that time, we have developed the product and are able to manufacture the voraxial separator for distribution. We currently maintain an inventory of one-hundred (100) 2" seperators and ten (10) 10" separators. We plan to develop a sales and marketing plan for this product in various models, but there can be no assurance that such plan will be developed or that, once developed, we will be able to effectively market and sell such product in the future. To date, we have not developed any criteria for the sales and marketing plan of this product.

The voraxial separator is a mechanical, non-clogging device capable of separating, at the same time, two or more components having different specific weights. The separator is designed to transfer any liquids at an average rate of up to 5,000 gallons per minute using an eight-inch diameter separator, although the separator can also be manufactured in two and four inch diameters. The separator can transfer any liquid in either direction by reversing the machine's rotation.

Management believes that the separator offers a substantial number of applications on a cost-effective basis. Among these applications are flood control, farm irrigation, lake and river revitalization, cooling and aeration of thermally polluted waters, oil and water separation, sewage treatment, sludge removal, wood pulp removal for paper manufacturers, harbor clean-up, deballasting of ships, clean up of contaminated beaches and plasma separation. Our management also believes that the separator can be used to recycle water, which, as clean water becomes less available to a growing world population, may become increasingly necessary in the future.

We do not intend to sell or lease our separator as a stocked item, but instead intend to provide our customers with an entire separator system tailored to a specific end-use application.

To date, our separators have been manufactured and assembled at our Deerfield Beach, Florida, location. In the event that we are successful in marketing and selling our separator product, we will need to establish additional manufacturing plants near our existing manufacturing site or in other areas, as required. We plan to retain ownership of the manufacturing facilities in order to maintain control over production of critical components. We also plan to establish and maintain an engineering laboratory for research and development of existing separator applications and the development of new applications.

Competition.
We are subject to competition from a number of companies who have greater experience, engineering capability, and financial resources than we have. We compete with numerous small companies involved in engineering parts for small and large businesses, including our customers. We believe that our expertise in engineering precision parts will enable us to continue to compete effectively with other engineering companies of various sizes. Although we believe our separator offers applications which accomplish better or similar results on a more cost-effective basis than existing products, such other products have, in some instances, attained market and regulatory acceptance. These include oil contamination baffles, disbursal agents, etc. There can be no assurance that we will be able to compete effectively in providing engineering products and services to the defense and space industries or to any other customer in the future, nor that our voraxial separator product will be able to compete with the existing product or products which may be developed in the future for like applications.

Marketing.
We market our products and services through our existing in-house staff. We obtain most contracts through personal contacts, and particularly through our President, Mr. DiBella. Management cannot anticipate the nature or extent of additional marketing support which may be required to market our voraxial separator, as the nature and cost of such marketing will depend, in part, upon the initial marketplace acceptance of our voraxial separator. There is no assurance that we will have sufficient funds available to hire additional marketing persons, or that, if hired, the efforts of such persons will be effective in marketing our products.

Sources and Availability of Raw Materials.
The materials for our manufacturing are obtained from various suppliers based on the specific material needed for each project. We may obtain basic materials from suppliers, but our customers often provide the raw materials and supplies necessary or make supplier recommendations for the development of their components.

The supplies and materials needed to manufacture our voraxial separators have been provided in the past by suppliers such as Baldor Electric Co., Hughes Supply Inc. and SKF USA Inc. We do not anticipate any shortage of raw materials for our manufacturing.

Dependence on Certain Customers.
We do not believe that we are dependent upon any single customer nor any single material supplier. Intellectual Property. We currently hold two patents, United States Patent #5,904,840 and #5,084,189. One patent is for Apparatus for Accurate Centrifugal Separation of Miscible and Immiscible Media. The other is for the Method and Apparatus for Separating Fluids having Different Specific Gravitites. The method and apparatus for each of these is applied in our voraxial separators.

Government Approvals.
Other than the approvals that may be required of corporations or manufacturers generally, we do not require any government approval for our business operations.

Governmental Regulation and Compliance with Environmental Laws. Other than governmental regulation that may be required of corporations and manufacturers generally, we are not regulated by any governmental agency. In the future, rules or regulations may be imposed which may subject us to governmental regulation. We intend to seek compliance with any and all such rules or regulations which may be imposed, but there can be no assurance that we will or will be able to comply with such regulations. Failure to comply with such future rules or regulations may have a material adverse effect on our business operations.

Research and Development.
In our past two fiscal years, we have spent approximately $165,794 on product research and development . We do not anticipate that this cost will be borne directly by the customers.

Employees.
As of the date of this registration statement, we have five (5) total and full-time employees. One employee, Alberto DiBella, acts as our sole manager, and the balance of our employees participate in the manufacturing of our products. None of our employees are members of a union. We believe that our relationship with our employees is favorable. We do not intend to add additional employees in the foreseeable future, but additional employees may be added if our voraxial separator is accepted by the market.

Item 2. Management's Discussion and Analysis or Plan of Operation The following discussion and analysis should be read in conjunction with the Financial Statements appearing elsewhere in this Registration Statement.

Fiscal years ending December 1997 and December 1998.
The fiscal year ending December 31, 1997 showed a net profit of $175,000, the first and second quarter of 1998 were profitable as well. This profit was generated through the machining of high precision components for various space program applications. The operations of fiscal year 1997 and 1998, although profitable, were not considered by our management as satisfactory for our future. This is because our resources were being directed almost solely at meeting customer demand of components rather than focusing some efforts on the marketing and development of specific industry applications for our patented voraxial separator. In mid-1998 a opportunity between customer contracts presented itself for marketing and development of specific industry applications for the voraxial separator.

We are unaware of any trends, events or uncertainties that may have a material impact on our short-term or long-term liquidity, net sales or revenues or income from continuing operations. At the time of this registration statement, we are unaware of any internal or external sources of liquidity which will materially effect us, and we have no material commitments for capital expenditures. We are not aware of any significant elements of income or loss that do not arise from our continuing operations. We do not believe that there are any seasonal aspects that have had a material effect on our financial condition or results of operations.

Six months Ended June 30, 1998 and 1999.
We had sales of $106,367 for the six months ended June 30, 1999, compared to $984,020 for the 1998 comparable period. Our gross profit decreased from $705,535 in 1998 to $93,101 in 1999, primarily as a consequence of completion of the Allied Signal Aerospace Contract in 1998 and a concentration of efforts on the development of the voraxial separator in 1999. Research and development expense increased in 1999 to $93,894 as compared to $30,117 in 1998, which is also due to the development of the voraxial separator. In 1999 additionally, the greater part of overhead expenses were allocable to research and development efforts as compared to 1998, in which the majority of overhead expenses were allocable to the allied contract and completion of sales contracts.

Next 12 Months.
We anticipate that we will have to raise additional funds to continue our business operations over the next twelve months. We plan to spend $220,000 on product research and development over the next twelve months, targeting such research and development at expanding the usage base for our voraxial separator. We do not anticipate any purchase or sale of plant or significant equipment in the next twelve months. However, if our voraxial separator is accepted in the market, we may need to eventually purchase or lease additional manufacturing facilities in the future. We do not anticipate any significant changes in the number of employees in the next twelve months. However, we plan to seek additional sales and marketing staff or consultants in the future.

Item 3. Description of Property
In May of 1998, the Company acquired an 18,000 square foot building located at 98 Southeast 7th Street, Deerfield Beach, Florida, for a purchase price of $575,000, of which $431,250 was paid by a mortgage note, which is amortized over twenty years and balloons at the end of ten years. The note bears interest at an annual rate of 8.50%, which is subject to adjustment on June 1, 2003. The Company believes that its newly acquired facility will adequately serve its needs in the foreseeable future.

Item 4. Security Ownership of Certain Beneficial Owners and Management The table below sets forth information with respect to the beneficial ownership of the Common Stock by (i) each of the directors of the Company, (ii) each person known by the Company to be the beneficial owner of five percent or more of the outstanding Common Stock, and (iii) all executive officers and directors as a group, as of September 1, 1999. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares.

(a)  Security Ownership of Certain Beneficial Owners.

                           Name and Address of                Number of Shares           Percentage
Title of Class             Beneficial Owner                   Beneficially Owned         Ownership of Class
--------------             ----------------                   ------------------         ------------------
Common Stock               Alberto DiBella (1)                2,872,000                  24.36%
                           3500 Bayview Drive
                           Ft. Lauderdale, FL  33308

Common Stock               Howard J. Falcon, III, Ttee        1,860,000                  15.78%
                           For Harvey E. Richter
                           Irrevocable Trust of 6/26/95
                           400 A North Flagler Drive #2
                           West Palm Beach, FL  33401

Preferred Stock            Alberto DiBella (2)                6,000,000                  100%
                           3500 Bayview Drive
                           Ft. Lauderdale, FL  33308

(b)  Security Ownership of Management.

                           Name and Address of                Number of Shares           Percentage
Title of Class             Beneficial Owner                   Beneficially Owned         Ownership of Class
--------------             ----------------                   ------------------         ------------------

Common Stock               Alberto DiBella (1)                2,872,000                  24.36%
                           3500 Bayview Drive
                           Ft. Lauderdale, FL  33308

Preferred Stock            Alberto DiBella (2)                6,000,000                  100%
                           3500 Bayview Drive
                           Ft. Lauderdale, FL  33308

Common Stock               All Executive Officers and
                           Directors as a group (1 person)    2,872,000                 24.36%

Preferred Stock            All Executive Officers and
                           Directors as a group (1 person)    6,000,000                 100%



(1)      Alberto DiBella is the sole officer and director of the Company.
         His beneficial share ownership includes 10,000 shares of common stock owned by his wife, 10,000 shares of common stock owned by his daughter, and 22,000 shares of common stock owned by his son.

(2) On October 20, 1997, Alberto DiBella, the sole officer and director of the Company, agreed to contribute 5,000,000 shares of his common stock in the Company to the treasury of the Company. In consideration for this contribution, the Company issued 5,000,000 shares of voting convertible non-cumulative, 8% preferred stock, $0.001 par value to Mr. DiBella. These shares are convertible into one share of common stock of the Company based on certain incentive formulas. See Item 8. Description of Securities.

(c) There are no arrangements which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

(a)      Directors and Executive Officers.
         The following sets forth the names and ages of the Company's officers and directors. The directors of the Company are elected annually by the shareholders, and the officers are appointed annually by the board of directors.

Name                       Age               Position                   Term of Service
----                       ---               --------                   ---------------
Alberto DiBella            69                President, Director        June 1996 to present

Alberto DiBella is a professionally trained mechanical engineer and graduate of the Florence Technical Institute, Italy. After immigrating to the United States in 1962, Mr. DiBella worked in New Jersey for a major tool manufacturer. From 1988 to 1993, he was the President of E.T.P., Inc, a machining business. In 1993, he relocated to Florida and opened Florida Precision Systems, Inc. He has been the Company's President and Chairman since June 1996 and President and Chairman of the Company's FPA subsidiary since its organization in February 1993. Mr. DiBella holds no directorships in any reporting companies.

(b) Significant Employees. Other than Mr. DiBella, there are no employees expected to make a significant contribution to the business.

(c) Family Relationships. There are no family relationships among directors, executive officers, or persons nominated for such positions.

(d) Involvement in Certain Legal Proceedings. During the past five years, there have been no bankruptcies, criminal proceedings, or other legal proceedings which would be material to the evaluation of the ability or integrity of any director, executive officer, or any person nominated for such positions in the Company.

Item 6.  Executive Compensation
The following tables and notes present, for the two fiscal years ended December 31, 1998, the compensation paid by the Company to the Company's chief executive officer.

                          SUMMARY COMPENSATION TABLE(1)


Name &                                     Annual Compensation                  Long-Term Compensation       Other
------                                     -------------------                  ----------------------       -----
Position                 Year       Salary       Bonus        Other        Stock        SARs         LTIP    Comp
--------                 ----       ------       -----        -----        -----        ----         ----    ----
Alberto DiBella,         1997       $0           $0           $0         $1,000,000(2)  $0           $0       $0
     President           1998       $0           $0           $0         $        0     $0           $0       $0


(1) As of December 31, 1998, Mr. DiBella, held 2,830,000 restricted shares of the Company's common stock and 6,000,000 restricted shares of the Company's preferred stock. The Company valued the preferred stock at $1.00 per share, or an aggregate of $1,000,000 based upon the offering price of common stock in the Company at that time.

(2) In lieu of compensation for services rendered during 1997, Mr. DiBella was issued 1,000,000 voting convertible, non-cumulative 8% preferred shares, $0.001 par value. These shares are convertible into an equal number of common shares of the Company based on certain conditions being met. See Item 8. Description of Securities.

Item 7. Certain Relationships and Related Transactions Pursuant to the Agreement and Plan of Reorganization in May of 1996, between the Company and FPA, we issued 10,000,000 shares of common stock, or approximately 97% of the common stock then to be issued and outstanding, to the shareholders of FPA in exchange for their FPA common stock shares. Of the shares issued to FPA shareholders, 7,830,000 shares of common stock were issued to Alberto DiBella, 10,000 shares were issued to Alberto DiBella, Jr. and 2,000,000 shares were issued to Harvey
E. Richter.

From 1994 through 1998, we borrowed approximately $137,000 from the Company's President, Mr. Alberto DiBella, at an annual rate of eight percent (8%) with principal payable on demand. No repayment of interest or loan have been made to date.

On October 20, 1997, the Company's Chairman, Alberto DiBella, agreed to contribute 5,000,000 shares of common stock to the Company's treasury in consideration for the issuance to him of 5,000,000 shares of the Company's preferred stock. The preferred stock issued to Mr. DiBella is convertible into common stock, on a one share for one share basis, in an amount not greater than 1,200,000 shares per year commencing January 1, 1998, for each revenue increase of $10,000,000 over the revenues of the prior year. Any shares of preferred stock which have not been converted by Mr. DiBella before December 31, 2002, shall then be automatically converted into shares of common stock on a share-for-share basis.

On December 31, 1997, Mr. DiBella was issued 1,000,000 shares of preferred stock in lieu of compensation for his services to the Company during 1997. These shares are convertible into common stock on the same terms as the other shares of preferred stock, with the exception that these shares are not subject to automatic conversion upon any specified date.

Other than the aforementioned, we do not intend to enter into any transactions with our beneficial owners. We are not a subsidiary of any parent company. Since inception, we have not entered into any transactions with promoters.

Item 8. Description of Securities
Common Stock.
In General. We are authorized to issue 42,500,000 shares of common stock, par value $.001 per share, of which 11,786,518 shares were issued and outstanding as of September 1, 1999. All of the issued and outstanding common stock is fully paid and non-assessable.

Voting. Each share of our common stock entitles the holder thereof to one vote per share in the election of directors and in all other matters upon which stockholders are entitled to vote. The holders of shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of our directors. As of the date of this registration statement, Alberto DiBella is the beneficial owner of 8,872,000 voting shares or approximately 50% of our outstanding voting stock. As a majority shareholder of the Company, Mr. DiBella may be able to elect all of the Directors of the Company.

Dividends. Each share of common stock entitles the holder thereof to receive cash dividends as the Board of Directors may declare from funds legally available therefor. However, we do not intend to declare any dividend on our common stock in the foreseeable future.

Rights. There are no preemptive rights with respect to the common stock. Upon liquidation, dissolution or winding up of the affairs of the Company, and after payment of creditors, the assets legally available for distribution will be divided ratably on a share-for-share basis among the holders of the outstanding shares of common stock, after giving preference to any preferred shares outstanding.

Preferred Stock.
In General. We have authorized 7,250,000 shares of preferred stock, par value $.001. As of September 1, 1999, there were 6,000,000 preferred shares issued and outstanding. All of the issued and outstanding preferred stock is fully paid and non-assessable.

Voting. The preferred stock has voting rights equal to that of the shares of common stock. Holders of the preferred stock are entitled to be paid a non-cumulative dividend of eight percent (8%) per annum. The Company's Articles of Incorporation, as amended, provide that the preferred stock is convertible into common stock upon such conditions as the Board of Directors may determine. As of the date of this registration statement, Alberto DiBella is the beneficial owner of 8,872,000 voting shares or approximately 50% of our outstanding voting stock. As a majority shareholder of the Company, Mr. DiBella may be able to elect all of the Directors of the Company.

Dividends and Other Rights. The preferred stock outstanding is convertible, non-cumulative eight percent (8%) preferred stock. These shares are convertible into common stock on a share for share basis upon the occurrence of certain events. If our revenues increase by $10,000,000 over the revenues of the prior year, the holder of these preferred shares will have the right to convert 1,200,000 shares of preferred stock. As of the date of this registration statement, none of the preferred shares were eligible for conversion under this formula. In addition, if 5,000,000 shares of the preferred stock is not converted before December 31, 2002, such amount shall be automatically converted as of that date. The remaining 1,000,000 shares of preferred may only be converted pursuant to the revenue formula described above.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

(a) Market Information.
Our common stock is traded on the NASDAQ Over the Counter Bulletin Board ("OTCBB") under the symbol EVTN. There is no active trading market for the common stock. The following bid quotations have been reported for the period beginning January 1, 1997 and ended June 30, 1999:

                                                  Bid Quotations
                                                  --------------
         Period                                High             Low
         ------                                ----             ---
Quarter Ended:
         March 31, 1997                      $1.75             $0.50
         June 30, 1997                       $1.22             $0.50
         September 30, 1997                  $6.00             $1.00
         December 31, 1997                   $6.31             $1.50

Quarter Ended:
         March 31, 1998                      $4.25             $0.94
         June 30, 1998                       $1.43             $0.56
         September 30, 1998                  $0.62             $0.25
         December 31, 1998                   $0.62             $0.12

Quarter Ended:
         March 31, 1999                      $0.19             $0.06
         June 30, 1999                       $0.84             $0.06

Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission. Such quotes are not necessarily representative of actual transactions or of the value of our securities, and are in all likelihood not based upon any recognized criteria of securities valuation as used in the investment banking community.

The Company has been advised that seven member firms of the NASD are currently acting as market makers for the common stock. There is no assurance that an active trading market will develop which will provide liquidity for the Company's existing shareholders or for persons who may acquire common stock through the exercise of warrants.

(b) Holders.
As of September 1, 1999, there were approximately 771 holders of record of our 11,786,518 shares of common stock outstanding. Of these 11,786,518 shares, 9,953,821 are restricted securities within the meaning of Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended, because such shares were issued and sold by the Company in private transactions not involving a public offering. Certain of the shares of common stock are held in "street" name and may, therefore, be held by several beneficial owners. Our transfer agent is Jersey Transfer & Trust Company, Inc., Post Office Box 36, Verona, New Jersey 07044.

No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of common stock for future sale will have on the market price of the common stock prevailing from time-to-time. Sales of substantial amounts of common stock on the public market could adversely affect the prevailing market price of the common stock.

(c) Dividends.
We have not paid a cash dividend on the common stock since current management joined the Company in 1996. The payment of dividends may be made at the discretion of our Board of Directors and will depend upon, among other things, our operations, our capital requirements and our overall financial condition. As of the date of this registration statement, we have no intention to declare dividends.

Item 2. Legal Proceedings
We are currently unaware of any pending legal proceeding or any proceeding contemplated by a governmental authority in which we may be involved.

Item 3. Changes In and Disagreements With Accountants We have not had any resignation or dismissal of our principal independent accountants. As of the date of this registration statement, Millward & Co. CPAs in Fort Lauderdale, Florida serve as our independent accountants and have prepared the audited statements included as exhibits hereto.

Item 4. Recent Sales of Unregistered Securities. Pursuant to the Agreement and Plan of Reorganization with FPA, we issued 10,000,000 shares of common stock to the ten shareholders of FPA in exchange for their shares of FPA common stock. This transaction was effected pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933, as amended.

On June 16, 1996, we issued 200,000 shares of common stock to the Chief Financial Officer of the Company, as consideration for accounting services rendered. On December 31, 1997, we issued an additional 100,000 shares of common stock for accounting services rendered. These share issuances were effected in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

On December 31, 1997, we issued 5,000,000 shares of preferred stock to Alberto DiBella in exchange for 5,000,000 shares of our common stock then held by Mr. DiBella. The 5,000,000 common shares exchanged were put into the treasury of the Company. In addition, we issued 1,000,000 shares to Mr. DiBella in lieu of compensation for services in 1997. The Company relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, in issuing these preferred shares.

In July 1997, we sold 200,000 shares of our common stock for consideration of $40,000. Also in July 1997, the Company issued 25,000 shares of common stock as consideration for legal services rendered on behalf of the Company. These issuance of these shares was effected in reliance on the exemption from registration provided in Section 4(2) of the Securities Act of 1933, as amended.

The following issuances were made pursuant to an offering in reliance on Regulation D, Rule 504, promulgated under Section 3(b) of the Securities Act of 1933, as amended:

Date                                # of Shares                        Consideration
----                                -----------                        -------------
7/23/97                             200,000                            $  40,000
11/10/97                            25,000                             $  25,000
11/10/97                            12,000                             $  12,000
11/14/97                            19,000                             $  19,000
11/14/97                            50,000                             $  50,000
11/14/97                            150,000                            $ 150,000
1/30/98                             10,000                             $  10,000
2/3/98                              25,000                             $  25,000
4/2/98                              15,000                             $  15,000
9/18/98                             60,000                             Legal Services
9/24/98                             37,500                             Public Relations Services
1/14/99                             125,000                            Legal Services
1/14/99                             50,000                             Public Relations Services

TOTAL                               778,500

On September 1, 1999, we issued 55,000 shares in consideration for legal services rendered. The issuance of these shares was effected in reliance on the exemption from registration provided in Section 4(2) of the Securities Act of 1933, as amended.

Item 5. Indemnification of Directors and Officers
Our Articles of Incorporation and Bylaws do not make any provision for indemnification of directors and officers of the Company. Sections 30-1-851 and 30-1-856 of the Idaho Business Corporation Act contain provisions entitling directors and officers of the Company to indemnification from judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, as a result of an action or proceeding in which they may be involved by reason of being, or having been, a director or officer of the Company, provided said officers or directors acted in good faith and reasonably believed that their conduct was in the best interest of the Company or, in case of a criminal proceeding, that an officer and director had no reasonable cause to believe his conduct was unlawful. Notwithstanding the foregoing, an officer or director is not entitled to indemnification in connection with a proceeding by or in the right of the Company or liability arising out of conduct that constitutes receipt by such person of financial benefit to which he is not entitled, the intentional infliction of harm on the Company or the shareholders, or an intentional violation of criminal law.

                                    PART F/S


                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                 For the Years Ended December 31, 1998 and 1997



                                    CONTENTS

                                                                                                                Page
         Report of Certified Public Accountants.................................................................18

         Consolidated Financial Statements:

            Consolidated Balance Sheet..........................................................................19

            Consolidated Statement of Operations................................................................20

            Consolidated Statement of Stockholders' Equity......................................................21

            Consolidated Statement of Cash Flows..............................................................22-23

         Notes to Consolidated Financial Statements...........................................................24-31


                     REPORT OF CERTIFIED PUBLIC ACCOUNTANTS
                     --------------------------------------


To the Board of Directors
Enviro Voraxial Technology, Inc.
  and Subsidiary

We have audited the accompanying consolidated balance sheet of Enviro Voraxial Technology, Inc. and Subsidiary as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity, and cash flows for the each of the two years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Enviro Voraxial Technology, Inc. and Subsidiary as of December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.





Millward & Co. CPAs
Fort Lauderdale, Florida
June 14, 1999

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET


                                     ASSETS

                                                                                             December 31,
                                                                               -------------------------------------------
                                                                                       1998                     1997
                                                                               ------------------       ------------------
 CURRENT ASSETS:
     Cash                                                                              $   68,989            $  198,964
     Accounts receivable                                                                   69,339               314,116
     Inventory                                                                            212,000               229,790
     Subscription Receivable                                                                    -                83,900
                                                                                       ----------            ----------

             Total Current Assets                                                         350,328               826,770
                                                                                       ----------            ----------

 PROPERTY AND EQUIPMENT (Net of accumulated depreciation of
     $217,913 and $136,904 at December 31, 1998 and 1997, respectively)                 1,118,926               564,704
                                                                                       ----------            ----------

 OTHER ASSETS
     Deposits                                                                               1,576                   500
                                                                                       ----------            ----------

             Total Assets                                                              $1,470,830            $1,391,974
                                                                                       ==========            ==========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable                                                                  $   41,417            $  263,416
     Current Maturities of Long-Term Debt                                                   8,960                     -
     Accrued expenses                                                                       2,664                 3,897
     Deferred income taxes                                                                 34,100               104,100
                                                                                       ----------            ----------

             Total Current Liabilities                                                     87,141               371,413

NON-CURRENT LIABILITIES:
     Long-Term Debt                                                                       418,089                     -
     Notes Payable - Shareholder                                                          192,401               137,206
                                                                                       ----------            ----------

             Total Non-Current Liabilities                                                610,490               137,206

             Total Liabilities                                                            697,631               508,619
                                                                                       ----------            ----------

 COMMITMENTS

 STOCKHOLDERS' EQUITY:
     Preferred stock, par value $.001, par value,
         6,000,000 shares authorized, 6,000,000 shares                                      6,000                 6,000
         issued and outstanding at December 31, 1998
         and 1997, respectively
     Common stock, $.001 par value, 42,500,000 shares authorized;
         6,510,418 and 6,397,918 shares issued and outstanding at
         December 31, 1998 and 1997, respectively                                           6,511                 6,398
     Additional paid-in capital                                                           620,090               593,503
     Retained earnings                                                                    140,598               277,454
                                                                                       ----------            ----------

                                                                                          773,199               883,355
                                                                                       ----------            ----------
             Total Liabilities and Stockholders' Equity
                                                                                       $1,470,830            $1,391,974
                                                                                       ==========            ==========

The accompanying notes are an integral part of these consolidated financial statements.

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                        For the Year Ended
                                                           December 31,
                                             ------------------------------------------
                                                    1998                    1997
                                             ------------------      ------------------
NET SALES                                         $ 1,176,167          $ 1,146,134


COST OF GOODS SOLD                                  1,037,948              683,325
                                                  -----------          -----------


GROSS PROFIT                                          138,219              462,809
                                                  -----------          -----------


COSTS AND EXPENSES:
    General and Administrative                        320,726              185,933
    Interest Expenses                                  19,040                8,340
    Other                                               5,309                    -
                                                  -----------          -----------

        Total Cost and  Expenses                      345,075              194,273
                                                  -----------          -----------


INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES      (206,856)             268,536

INCOME TAXES
INCOME TAX PROVISION (BENEFIT)                         70,000              (93,100)
                                                  -----------          -----------


NET INCOME (LOSS)                                 $  (136,856)         $   175,436
                                                  ===========          ===========



NET INCOME (LOSS) PER COMMON SHARE
    Basic                                         $     (0.02)         $      0.03
                                                  ===========          ===========
    Diluted                                       $     (0.02)         $      0.03
                                                  ===========          ===========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  USED TO COMPUTE NET INCOME PER COMMON SHARE
    Basic                                           6,454,168            6,397,918
                                                  ===========          ===========
    Diluted                                         6,454,168            6,397,918
                                                  ===========          ===========

The accompanying notes are an integral part of these consolidated financial statements.

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      For the Year Ended December 31, 1998



                                                           Common Stock            Preferred Stock
                                                  --------------------------- ---------------------------
                                                    Issued            Amount       Issued        Amount
                                                  --------------  ----------- --------------  -----------
Balance - December 31, 1996                        10,883,018         10,883              -             -

Issuance of common stock for services rendered        125,000            125              -             -

Issuance of common stock from private placement       389,900            390              -             -

Conversion of common stock to preferred stock      (5,000,000)        (5,000)     5,000,000         5,000

Issuance of preferred stock for services rendered           -              -      1,000,000         1,000

Net income for the year ended December 31, 1997             -              -              -             -
                                                  -----------    -----------    -----------   -----------

Balance - December 31, 1997                         6,397,918    $     6,398      6,000,000   $     6,000

Issuance of common stock from private placement        15,000             15              -             -

Issuance of common stock for services rendered         97,500             98              -             -

Net loss for the year ended December 31, 1998               -              -              -             -
                                                  -----------    -----------    -----------   -----------

Balance - December 31, 1998                         6,510,418    $     6,511      6,000,000   $     6,000
                                                  ===========    ===========    ===========   ===========



(RESTUBBED TABLE)
                                                                    Additional
                                                                     Paid-in        Retained     Shareholders
                                                                     Capital        Earnings        Equity
                                                                    -----------   -------------  ------------
Balance - December 31, 1996                                             339,118       102,018        452,019

Issuance of common stock for services rendered                           24,875             -         25,000

Issuance of common stock from private placement                         229,510             -        229,900

Conversion of common stock to preferred stock                                 -             -              -

Issuance of preferred stock for services rendered                             -             -          1,000

Net income for the year ended December 31, 1997                               -       175,436        175,436
                                                                    -----------   -----------    -----------

Balance - December 31, 1997                                         $   593,503   $   277,454    $   883,355

Issuance of common stock from private placement                          14,985             -         15,000

Issuance of common stock for services rendered                           11,602             -         11,700

Net loss for the year ended December 31, 1998                                 -      (136,856)      (136,856)
                                                                    -----------   -----------    -----------

Balance - December 31, 1998                                         $   620,090   $   140,598    $   773,199
                                                                    ===========   ===========    ===========

The accompanying notes are an integral part of these consolidated financial statements.

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                              For the Year Ended
                                                                                                 December 31,
                                                                                 ----------------------------------------------
                                                                                        1998                       1997
                                                                                 -------------------        -------------------
    Net Income (Loss)                                                                   $(136,856)             $ 175,436

    Adjustments to Reconcile Net Income to Net Cash Provided by
        Operating Activities:

    Depreciation                                                                           84,376                 53,438
    Stock issued for services rendered                                                     11,700                 26,000
    Preferred stock issued for services rendered                                                -                  1,000
    Loss on Leasehold Improvements                                                         16,616                      -

    Changes in assets and liabilities:
        Accounts receivable                                                               244,777               (252,535)
        Inventory                                                                          17,790                (95,727)
        Other assets                                                                       (1,077)                (1,500)
        Subscription receivable                                                            83,900                (83,900)
        Accounts payable                                                                 (221,999)               248,756
        Accrued interest                                                                        -                 (6,017)
        Accrued expenses                                                                   (1,233)                (1,391)
        Deferred income taxes                                                             (70,000)                93,100
                                                                                        ---------              ---------

Net Cash Provided by Operating Activities                                                  27,994                156,660
                                                                                        ---------              ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                                                    (655,213)              (242,241)
                                                                                        ---------              ---------

Net Cash (Used in) Provided by Investing Activities                                      (655,213)              (242,241)
                                                                                        ---------              ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of common stock                                                 15,000                229,900
    Proceeds from Mortgagee Payable                                                       431,250                      -
    Principal repayments of Mortgage Payable                                               (4,201)                     -
    Notes payable - shareholder                                                            55,195                 43,570
                                                                                        ---------              ---------

Net Cash Provided by (Used  in) Financing Activities                                      497,244                273,470
                                                                                        ---------              ---------

Net  Increase  (Decrease) in Cash                                                        (129,975)               187,889

Cash - Beginning of Year                                                                  198,964                 11,075
                                                                                        ---------              ---------

Cash - End of Year                                                                      $  68,989              $ 198,964
                                                                                        =========              =========


The accompanying notes are an integral part of these consolidated financial statements.

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
                CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)




                                                                                              For the Year Ended
                                                                                                 December 31,
                                                                                 ----------------------------------------------
                                                                                        1998                       1997
                                                                                 -------------------        -------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
     Cash paid for:
         Interest                                                                       $  18,560              $       -
                                                                                        =========              =========

         Taxes                                                                          $       -              $       -
                                                                                        =========              =========









The accompanying notes are an integral part of these consolidated financial statements.

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1998


NOTE 1  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Enviro Voraxial Technology, Inc. (the Company) was incorporated in the State of Idaho on October 19, 1964 under the name of Idaho Silver, Inc. for the primary purpose of acquiring mining claims and exploring for silver and lead in Idaho.

In 1996, the Company changed its name to Enviro Voraxial Technology, Inc. in connection with the acquisition in 1995 of its wholly-owned subsidiary, Florida Precision Aerospace, Inc.

Florida Precision Aerospace was organized under the laws of Florida on February 26, 1993 as N.A.P., Inc. and changed its name to Florida Precision Aerospace, Inc. on February 4, 1994. Florida Precision Aerospace, Inc. operates a high precision engineering machine shop located in Deerfield Beach, Florida. In addition, the Company has developed a new patented technology, the voraxial separator, which has a number of potential applications. The voraxial separator is a mechanical, non-clogging devise capable of separating two or more liquids and/or solids, having different specific weights. Potential commercial applications include oil/water separation, environmental cleanup and the separation of industrial chemicals.

In 1995 in connection with the acquisition of Florida Precision Aerospace, Inc., the shareholders of Enviro Voraxial Technology, Inc. amended the articles of incorporation for the name change, revised the authorized capital stock to 50,000,000 shares, and changed the par value of the stock from $.10 to $.001. The stockholders also approved a 1 for 10 reverse stock split.

In acquiring Florida Precision Aerospace, Inc., 10,000,000 shares of post-split Company stock were issued for all of the outstanding shares of Florida Precision Aerospace, Inc.

This acquisition is accounted for as a "reverse acquisition" whereby the owners of the private company are now in control of the public parent and is reported similarly to a pooling of interests method of accounting. The history of Florida Precision Aerospace, Inc. is included from its inception (1993).

The historical deficit balance of ($375,832) of Enviro, prior to the reverse acquisition, has been charged off to additional paid-in capital. In addition, in connection with the termination of the S election, the Company made a distribution to the shareholder in the amount of $112,293 that was charged to retained earnings.

In 1997 the Company divided the authorized stock of 50,000,000 shares into 42,500,000 shares of common stock with a par value of $.001 per share and 7,250,000 share of preferred stock with a par value of $.001. The preferred stock shall have voting rights equal to those of the common stock, have a noncumulative dividend of 8% per annum and be convertible into common stock upon certain conditions as determined from time to time by the board of directors.

Consolidation - The consolidated financial statements as of December 31, 1998 include the accounts of the parent company (Enviro Voraxial Technology, Inc.) and its wholly-owned subsidiary (Florida Precision Aerospace, Inc.). All significant intercompany transactions and accounts have been eliminated.

Property and Equipment - Property and equipment are stated at cost net of investment grants. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease, including renewal options, or the useful lives of the assets, whichever is shortest. Management periodically assesses whether there has been an impairment in the carrying value of its long-lived assets by comparing current and projected annual and discounted cash flows with related carrying amounts.

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                December 31, 1998

Net Income (Loss) per Common Share - Effective December 31, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, Earning Per Share, which establishes the new standard for computation and presentation of net earnings per share. Under the new requirements, both basic and diluted net earnings per share are presented. All prior period net earnings per share information has been restated. Prior to the adoption of Statement 128, the Company presented primary and, if appropriate, fully diluted earnings per share. Primary and fully diluted earnings per share were calculated by dividing net income by the weighted average number of common shares outstanding plus the additional common shares that would have been outstanding assuming all potentially dilutive common shares were issued during the reporting period and the treasury stock method had been applied.

Basic net earnings (loss) per common share is calculated by dividing net income
(loss), less dividends on preferred shares, if any, by the weighted average common shares outstanding during the period.

The calculation of diluted net earnings (loss) per share is similar to that of basic net earnings (loss) per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, principally those issuable upon exercise of stock options and warrants under the treasury stock method, were issued at the beginning of the reporting period.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of December 31, 1998, the Company had no such equivalents.

Inventory - Inventory includes work-in-process at December 31, 1998 from job orders for specialized projects from third parties. These projects range from less than one week to six months in duration and are charged at time plus materials. All of the Company's revenue is generated from these projects.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company utilizes the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are established based on the differences between financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred income taxes reflecting the tax effect of temporary differences between tax bases of certain assets and liabilities are reflected on the consolidated balance sheet with a corresponding non-recurring expense in the consolidated statement of income.

The Company provides a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is likely that some or all of the deferred tax assets will not be realized.

Research and Development Costs - Research and development costs are expensed as incurred. Materials, equipment and intangibles purchased from others that have alternative future benefit in research and development activities are capitalized. Technologically feasible working models or products are inventoried at the lower of cost or net realizable value.

Comprehensive Income - In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statement No. 130, Reporting Comprehensive Income. Statement 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Statement 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                December 31, 1998

reported in a financial statement that is displayed with the same prominence as other financial statements. The Company did not have transactions impacted by the adoption of Statement 130.

Financial Instruments and Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and temporary investments and accounts receivable. The Company invests its excess cash in bank accounts with major financial institutions and the carrying value approximates market value. The Company has significant trade receivables.

Major Customer - In the year ended December 31, 1998, one customer comprised over 78% of total revenue. In the year ended December 31, 1997, one customer comprised over 90% of total revenue.

NOTE 2 - INVENTORY

The major classes of inventory at December 31, 1998 are as follows:

     Raw Materials                                                  $      5,000
     Work-in-Process                                                     207,000
                                                                    ------------

                                                                    $    212,000
                                                                    ============

Work-in-process includes $50,000 (net of allowances) of costs to build voraxial separators.

NOTE 3  PROPERTY AND EQUIPMENT

Machinery and equipment includes molds and dies to produce voraxial separators. Depreciation expense for the year ended December 31, 1998 and December 31, 1997 was $84,376 and $53,438, respectively.

Property and equipment at December 31, 1998 are as follows:

     Machinery and Equipment                                       $    663,096
     Furniture and Fixtures                                               9,005
     Leasehold Improvements                                              43,158
     Auto and Truck                                                      11,630
     Land and Building (See Note 4)                                     609,950
                                                                   ------------

     Less:  Accumulated Depreciation                                   (217,913)

     Net Property and Equipment                                    $  1,118,926
                                                                   ============

NOTE 4 - LONG-TERM DEBT

The Company entered into an agreement with a bank for $431,250 on May 29,1998. The agreement provides for monthly payments of principal and interest at an initial interest rate of eight and one half (8.50%). The note is collateralized by the property. Interest shall be adjusted annually by adding one percent (1.00%) to the prime rate index as available four (4) days prior to the change Date, with the first such change date being June 1, 2003.

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                December 31, 1998

Principle and interest payments are due monthly, the first payment commencing on July 1, 1998 and continuing monthly thereafter until June 2008, at which time the entire Principal balance ($303,653) plus accrued interest is due.

Following are maturities of long-term debt for each of the next 5 years:

     1999                                                 $       8,960
     2000                                                         9,752
     2001                                                        10,614
     2002                                                        11,553
     2003                                                        12,574
     Thereafter                                                 373,596
                                                          -------------

Total                                                     $     427,049
                                                          =============


NOTE 5  RELATED PARTY TRANSACTIONS

Sublease of Office and Shop:

The Company subleased space from a company owned by the president and major shareholder. Total rent expense was $21,750 and $38,568 for the year ended December 31, 1998 and December 31, 1997, respectively.

NOTE 6 - STOCKHOLDERS' EQUITY

In 1998, the Company issued 97,500 shares of common stock for services with a fair value of $11,700.

The Company completed a private placement of 15,000 shares of common stock for net proceeds of $15,000.

In 1997, the Company issued 125,000 shares of common stock for services with a fair value of $25,000.

The Company completed a private placement of 389,900 shares of common stock for net proceeds of $229,900.

On October 20, 1997, the Company's president and chief operating officer agreed to contribute to the Company's treasury 5,000,000 common shares in consideration for the issuance to him of 5,000,000 shares of convertible non-cumulative, voting 8% preferred stock, $.001 par value (which is the stated and liquidating value). These shares are convertible into one of the common shares based on certain incentive formulas based on increases in gross revenues beginning in 1998. Revenue increases of $10,000,000 would allow conversion of 1,200,000 common shares.

Other incentive preferred shares (1,000,000) with the same provisions and incentives have been issued. These shares may result in additional compensation if the incentives are met.

In addition, the Company's president may convert enough preferred shares to maintain ownership of 51% of the outstanding shares.

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                December 31, 1998

NOTE 7 - INCOME TAXES

The provision for income taxes of the Company consists of the following:

                                                                                            December 31,
                                                                               ----------------------------------------
                                                                                   1998                      1997
                                                                               --------------            --------------
Current:
   Federal                                                                    $              -           $            -
   State                                                                                     -                        -
                                                                              ----------------           --------------

                        Total Current                                                        -                        -
                                                                              ----------------           --------------

Deferred:
   Federal                                                                             (63,910)                  85,000
   State                                                                                (6,090)                   8,100
                                                                              ----------------           --------------

                       Total Deferred                                                  (70,000)                  93,100
                                                                              ----------------           --------------

Provision for income taxes                                                    $        (70,000)          $       93,100
                                                                              ================           ==============

The significant components of the net deferred tax liability were as follows:

                                                                                            December 31,
                                                                               ----------------------------------------
                                                                                    1998                     1997
                                                                               ---------------          ---------------
Deferred tax liability:
    Depreciation                                                              $         11,000           $       11,000
    Federal taxation                                                                    23,100                   93,100
                                                                              ----------------           --------------

       Total deferred tax liabilities                                                   34,100                  104,100

Deferred tax assets:

        Total deferred tax assets                                                            -                        -
                                                                              ----------------           --------------

Net deferred tax liability                                                    $         34,100           $      104,100
                                                                              ================           ==============


The Company provides a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company and its Subsidiary have not established a valuation allowance against deferred tax assets. The Company has had profitable operation and believes it will have profitable operations in the future.

NOTE 8  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimated the fair value of each class of financial instruments for which it is practicable to estimate that value:

                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                                 AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                December 31, 1998

Cash, trade accounts receivable, other receivables, accounts payable: The carrying amounts approximate fair value because of the short maturity of those instruments.

Notes payable: The carrying amounts approximate fair value due to the length of the maturities and the interest rates not being significantly different from the current market rates available to the Company.

The estimated fair values of the Company's financial instruments as of December 31, 1998 are as follows:

                                                 Carrying                        Fair
                                                  Amount                        Amount
                                             ------------------             ----------------
Cash and cash equivalents                    $        68,989                $        68,989
Trade accounts receivable                    $        69,339                $        69,339
Other receivables                            $         1,577                $         1,577
Note payable                                 $       192,401                $       192,401
Accounts payable                             $        41,417                $        41,417



                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                    Unaudited Statement of Financial Position
                  For the Six Month period Ended June 30, 1999

ASSETS

         Current Assets
              Bank Balance                                               $   51,849.79
              Cash In Savings                                                40,786.95
              Cash in Escrow                                                  3,233.99
              Accounts Receivable                                            44,202.55
              Payroll Advances                                                4,750.00
         Total Current Assets                                                               $   356,823.28
         Fixed Assets
              Land & Buildings                         $609,949.83
              Machinery & Equipment                     751,096.15
              Furniture & Fixtures                        9,005.03
              Leasehold Improvements                     43,158.02
              Autos & Trucks                             11,630.00
              Accumulated Depreciation                  257,913.00
         Total Fixed Assets                                                                 $ 1,166,926.03
         Other Assets - Deposits                                                            $     1,577.02
         TOTAL ASSETS                                                                       $ 1,525,326.33

LIABILITIES
         Current Liabilities
              Accounts Payable                                           $   27,549.18
              Payables - Equipment                                          186,000.00
              Deferred Income Tax                                            31,000.00
              FICA Payable                                                      518.82
              Withholding Payable                                               780.00
         Total Current Liabilities                                                          $   245,848.00
         Fixed Liabilities
              Notes Payable - Stockholders                               $  192,401.24
              Mortgage Payable                                              422,663.00
         Total Fixed Liabilities                                                            $   615,064.24
         Capital Accounts
              Net Profit (Loss)                                            (144,697.58)
              Retained Earnings                                          $  143,698.17
              Capital Stock                                                  12,685.50
              Additional Paid in Capital                                    652,728.00
         Total Capital Equity                                                               $   664,414.09
         TOTAL LIABILITIES & NET WORTH                                                      $ 1,525,326.33



                        ENVIRO VORAXIAL TECHNOLOGY, INC.
                          Unaudited Earnings Statement
                  For the Six Month period Ended June 30, 1999

Sales
     Sales-Taxable                           $   106,367.18
     Interest Income                               1,057.41
Gross Income                                 $   107,424.59

Cost of Sales
     Purchases                                     5,006.27
     Freight                                         989.77
     Small Tools & Expense                         1,599.69
     Subcontract                                   6,727.80
Total Cost of Sales                          $    14,323.53

Gross Margin                                 $    93,101.06

Overhead Expenses
     Depreciation                                 40,000.00
     Insurance                                    11,603.62
     Interest                                     25,378.63
     Research & Development                       93,894.00
     Legal & Professional                         44,295.89
     Bank Service Charges                              5.20
     Office Supplies                               2,508.61
     Payroll Taxes                                 3,210.83
     Salaries                                      8,057.43
     Telephone                                     3,247.09
     Utilities                                     5,597.34
Total Overhead Expenses                      $   237,798.64

Net Operating Profit                            (144,697.58)

Net Profit                                      (144,697.58)

                                    PART III
                                    --------
Item 1.    Index to Exhibits

           See the index at "Item 2. Description of Exhibits."

Item 2.    Description of Exhibits


EXHBIT #                   ITEM
--------                   ----

Ex. 2                      Plan of Merger

Ex. 3(i)                   Articles of Incorporation

Ex. 3(ii)                  Bylaws

Ex. 4                      Share Certificate

Ex. 10                     Material Contracts - Mortgage Note

Ex. 21                     Subsidiaries of the Registrant

Ex. 27                     Financial Data Schedule

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ENVIRO VORAXIAL TECHNOLOGY, INC.


     Dated: _______________        By:/s/ Alberto DiBella
                                    -------------------------------------------
                                        Alberto DiBella, President and Director